November 15, 2013

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd.
Form 20-F for the fiscal year ended December 31, 2012
Filed April 19, 2013
File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth our responses to the comments contained in the letter dated November 1, 2013 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Income Tax Expense, page 62

1.	We note your response to prior comment 2. Since the effects of different income tax rates in other jurisdictions is mainly due to your investment holding companies that are incorporated and operated in Hong Kong and Cayman Islands, please revise your line item description to indicate that the effect represents tax-exempt status in other jurisdictions.

The Company respectfully advises the Staff that it will revise its line item description of the reconciliation table in the “Income Taxes” footnote of the “Consolidated Financial Statements” in future filings from “Effect of different income tax rates in other jurisdictions” to “Effect of tax exempt status in Cayman Islands” and “Effect of different income tax rate in Hong Kong.”

Building 2, Block 6, Jiuxianqiao Road, Chaoyang District, Beijing Beijing 100015, China
Tel: +8610 5878 1000	Fax: +8610 5878 1001

Liquidity and Capital Resources, page 64

2.	We note your response to prior comment 4. Since a reader will not know that there is not a material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in financial statements as noted in your response, please revise future filings to provide this analysis.

The Company respectfully advises the Staff that it will revise its future filings to include the disclosure that there is no material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in the financial statements.

We hereby acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or Fan Zhang, our general counsel at +86 13810710533, or our U.S. counsel, Kirkland & Ellis, attention: Benjamin Su at +852 3761 3306 (office) or +852 9881 9371. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By: /s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Co-Chief Financial Officer

Building 2, Block 6, Jiuxianqiao Road, Chaoyang District, Beijing Beijing 100015, China
Tel: +8610 5878 1000	Fax: +8610 5878 1001

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